FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

June 5, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On June 5, 2002, NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Item Five - Full Description of Material Change

On June 5, 2002, NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Akivik zone continue to intercept significant gold mineralization.

  Additional step-out exploration drill holes have intercepted a new mineralized zone south of the Lewis Resource area. Assay results are pending.

  In-fill drill results on the Acma zone include: Drill Hole DC02-679 with 90.6 meters grading 4.4 grams per tonne (g/t) (297.3 feet grading 0.13 ounces per ton (oz/t)).

  8,100 meters (26,650 feet) have been drilled to date in 72 holes. Assay results are complete for the first 40 core and rotary holes in the program.

  Senior mining investment analysts and representatives of both Calista Native Corporation and the State of Alaska to be on-site at the Donlin Creek Project this week.

Follow-up Core Holes Confirm New Akivik Gold Zone Discovery

The first follow-up core holes at the new Akivik discovery located ½ kilometer north of the high-grade Acma zone have continued to intercept significant gold mineralization. Additional step-out drilling will be necessary to define the extent of the new zone which remains open in all directions. This new zone lies outside the existing resource area and will add new ounces in the next resource estimate.

Second New Zone Discovered South of Lewis Resource Area

Step-out exploration drilling ½ kilometer south of the Lewis Zone has intercepted significant mineralized intervals of intrusive porphyry. The first exploration drill holes in this new target contain up to 44 meters of stockwork veining and abundant sulfide mineralization within intrusive rocks. Assay results are still pending. Follow-up core drilling to define potential new resources is on-going.

Acma In-fill Results Continue to be Outstanding

Drilling in the Acma zone also continues, with outstanding results from the two most recent infill holes designed to upgrade inferred resources to the measured and indicated categories. Drill hole DC02-679 contains 90.6 meters grading 4.4 g/t (297.3 feet grading 0.13 oz/t) and DC02-683 contains numerous intervals grading over 3 g/t gold. Work throughout the summer program will continue to focus on additional in-fill and step-out exploration drilling for a revised resource estimate as part of the Pre-Feasibility study.

Analysts to Make First Donlin Site Visit

Eight senior mining investment analysts and representatives of both Calista Native Corporation and the State of Alaska, as well as the news media are to visit the Donlin Creek Project this week. This is the first mining analyst visit to the Donlin Creek Project. To ensure full and fair disclosure of exploration results all assays received to date have been released. In future, summary exploration results will be reported on approximately a monthly basis. A table entitled "Donlin Creek New Drill Results Highlights" was included in the press release. Drill hole location maps will be available on the NovaGold website (see link below).

NovaGold Projects section of NovaGold’s website:
http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports and other information, including a webcast report from the recent Annual General Meeting, are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 7th day of June, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

More Gold Intersected in Two New Zones at Donlin

June 5th, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Akivik zone continue to intercept significant gold mineralization.
  Additional step-out exploration drill holes have intercepted a new mineralized zone south of the Lewis Resource area. Assay results are pending.
  In-fill drill results on the Acma zone include: Drill Hole DC02-679 with 90.6 meters grading 4.4 grams per tonne (g/t) (297.3 feet grading 0.13 ounces per ton (oz/t)).
  8,100 meters (26,650 feet) have been drilled to date in 72 holes. Assay results are complete for the first 40 core and rotary holes in the program.
  Senior mining investment analysts and representatives of both Calista Native Corporation and the State of Alaska to be on-site at the Donlin Creek Project this week.

Follow-up Core Holes Confirm New Akivik Gold Zone Discovery

The first follow-up core holes at the new Akivik discovery located ½ kilometer north of the high-grade Acma zone have continued to intercept significant gold mineralization. Additional step-out drilling will be necessary to define the extent of the new zone which remains open in all directions. This new zone lies outside the existing resource area and will add new ounces in the next resource estimate.

Second New Zone Discovered South of Lewis Resource Area

Step-out exploration drilling ½ kilometer south of the Lewis Zone has intercepted significant mineralized intervals of intrusive porphyry. The first exploration drill holes in this new target contain up to 44 meters of stockwork veining and abundant sulfide mineralization within intrusive rocks. Assay results are still pending. Follow-up core drilling to define potential new resources is on-going.

Acma In-fill Results Continue to be Outstanding

Drilling in the Acma zone also continues, with outstanding results from the two most recent in-fill holes designed to upgrade inferred resources to the measured and indicated categories. Drill hole DC02-679 contains 90.6 meters grading 4.4 g/t (297.3 feet grading 0.13 oz/t) and DC02-683 contains numerous intervals grading over 3 g/t gold. Work throughout the summer program will continue to focus on additional in-fill and step-out exploration drilling for a revised resource estimate as part of the Pre-Feasibility study.

Analysts to Make First Donlin Site Visit

Eight senior mining investment analysts and representatives of both Calista Native Corporation and the State of Alaska, as well as the news media are to visit the Donlin Creek Project this week. This is the first mining analyst visit to the Donlin Creek Project. To ensure full and fair disclosure of exploration results all assays received to date have been released. In future, summary exploration results will be reported on approximately a monthly basis.

Donlin Creek New Drill Results Highlights Table

		Length	Gold	Length	Gold	Type	Area	Objective
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
C02-679	0.4 to 91.0	90.6	4.4	297.3	0.13	Core	Acma	In-Fill
DC02-683	10.5 to 41.8	31.3	4.5	102.7	0.13	Core	Acma	In-Fill
	72.5 to 90.8	18.3	3.7	60.1	0.11
	137.6 to 171.0	33.4	3.5	109.6	0.10
	193.5 to 198.5	5.0	8.9	16.4	0.26
DC02-684	8.0 to 14.0	6.0	4.2	19.7	0.12	Core	South Lewis	Exploration
DC02-687	154.0 to 197.5	43.5	3.6	142.7	0.10	Core	Akivik	Exploration
DC02-688	66.0 to 83.9	17.9	5.6	58.6	0.16	Core	Akivik	Exploration
	96.0 to 115.0	19.0	3.1	62.5	0.09
DC02-689	8.9 to 32.0	23.1	2.3	75.8	0.07	Core	Akivik	Exploration
DC02-690	30.5 to 44.2	13.7	2.7	45.0	0.08	Core	Akivik	Exploration
	71.8 to 92.0	20.2	2.1	66.4	0.06
DC02-691	73.7 to 102.0	28.3	3.1	92.7	0.09	Core	Akivik	Exploration
DC02-692	92.9 to 132.1	39.3	2.7	128.8	0.08	Core	Akivik	Exploration
								Exploration
DR02-644	48.8 to 73.5	24.4	3.3	80.0	0.09	Rotary	Akivik	Exploration
DR02-646	45.7 to 51.8	6.1	2.8	20.0	0.08	Rotary	Akivik	Exploration
DR02-647	47.2 to 51.8	4.6	3.8	15.0	0.11	Rotary	Akivik	Exploration
DR02-648	56.9 to 64.0	7.6	3.8	25.0	0.11	Rotary	Akivik	Exploration

Drill hole location maps will be available on the NovaGold website (see link below).

NovaGold Projects section of NovaGold’s website: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St.George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports and other information, including a webcast report from the recent Annual General Meeting, are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(408) 655-6766
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net